SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Simplified Absorption-Type Company Split with ORIX Credit Corporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 24, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Announcement Regarding Simplified Absorption-Type Company Split with ORIX Credit Corporation

TOKYO, Japan – July 24, 2017 – ORIX Corporation (TSE: 8591; NYSE: IX, “ORIX”) announced today that it has resolved to transfer part of its business to ORIX Credit Corporation (“OCC”) pursuant to an absorption-type company split (“the Company Split”). The details of the Company Split are as follows.

The contents of this release have been partially abbreviated because OCC is a wholly-owned subsidiary of ORIX.

1.	Purpose of the Company Split

ORIX is involved in the mortgage banking (so called “ORIX Flat 35*”) business (“the Business”). With integrating the Business into OCC that mainly operates consumer finance business, ORIX and OCC aim to further strengthen their internal control systems, expand their products, and improve the quality of their services.

*ORIX Flat 35: Long-term fixed interest rate housing loans maximum 35 years, commoditized in conjunction with Japan Housing Finance Agency (former Government Housing Loan Corporation).

2.	Summary of the Company Split

(1) Schedule
Company Split Resolution Approval Date	July 24, 2017
Company Split Agreement Execution (Plan)	September 4,2017
Effective Company Split Date (Plan)	November 1, 2017

The Company Split will be conducted in accordance to regulations governing simplified Company Splits in Item 2, Article 784 of the Company Act of Japan (“the Company Act”). Accordingly, a general meeting of shareholders of ORIX will not be held in accordance with Item 1, Article 783 of the Company Act. Additionally, because ORIX exercises “special control” over OCC through its ownership of over 90% of OCC’s outstanding voting rights, the Company Split will be conducted in accordance with Item 1, Article 796 of the Company Act governing short-form Company Splits. Accordingly, a general meeting of shareholders of OCC will not be held in accordance with Item 1, Article 795 of the Company Act.

(2) Method of Company Split

Using the Simplified or Short-form absorption-type company split method, ORIX will become the splitting company and OCC will become the succeeding company, with the OCC taking over part of the business of ORIX.

(3) Description of allotments relating to the Company Split

There is no allotment of shares or assets related to the Company Split since OCC is a wholly-owned subsidiary of ORIX.

(4) Share warrants or corporate bonds with share warrants upon the Company Split

Not applicable.

(5) Increase and Reduction of the Paid in Capital due to the Company Split

There is no increase or reduction of the paid in capital related to the Company Split.

(6) Rights and Obligation to be Succeeded by the Succeeding Company

OCC will succeed all of the assets, obligations, contractual statuses and other related rights and obligations with respect to the Business owned by ORIX at the time of effective date, except for the items prescribed in the Absorption-type Company Split Agreement which is planned to be entered into by and between ORIX and OCC. OCC’s assumption of the obligations related to the Business shall be done without recourse to ORIX.

(7) Prospect of Fulfillment of Obligations

OCC owns adequate amount of assets to secure the performance of liabilities succeeded which become due after the effective date of the Company Split. Hence, it is assumed that OCC will not have any problems fulfilling its obligations succeeded by OCC upon the Company Split

3.	Details of Companies Involved in the Company Split

		Splitting Company	Succeeding Company
(1)	Name	ORIX Corporation	ORIX Credit Corporation
(2)	Address	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo	2-22-20 Akebonocho, Tachikawa, Tokyo
(3)	Representative & Title	Makoto Inoue, President & CEO	Hiroko Yamashina, President
(4)	Business Type	Diversified financial services	Consumer finance services
(5)	Paid in Capital	220,524 million yen (As of March 31, 2017)	4,800 million yen (As of March 31, 2017) )
(6)	Established	April 17, 1964	June 21, 1979
(7)	Outstanding Shares	1,324,107,328 (March 31, 2017)	7,852,597 (March 31, 2017)
(8)	Fiscal Year End	March 31	March 31
(9)	Major Shareholders and Percentage (March 31, 2017)	Japan Trustee Services Bank, Ltd. (Trust Account) 8.14%	ORIX Corporation 100%
		The Master Trust Bank of Japan, Ltd. (Trust Account) 5.62%	-
		Japan Trustee Services Bank, Ltd. (Trust Account 9) 3.01%	-
		State Street Bank and Trust Company 1.93%	-
		Japan Trustee Services Bank, Ltd. (Trust Account 5) 1.93%	-
(10)	Financial Position and Results during the most recent fiscal year	ORIX (Consolidated) March 31, 2017 (in millions of yen, unless otherwise specified)	OCC March 31, 2017 (in millions of yen, unless otherwise specified)
Net Assets		2,507,698	36,887
Total Assets		11,231,895	176,936
Net Assets per share		1,925.17 yen	4,697.51 yen
Total Revenues		2,678,659	31,097
Operating Income		329,224	9,141
Ordinary Profit		424,965	9,152
Net Income		273,239	6,361
Basic Earnings per share		208.88 yen	810.06 yen

Notes:

ORIX has adopted US GAAP and lists Income before Income Taxes in the Ordinary Profit line item. Also, Net Assets refers to Total ORIX Corporation Shareholders’ Equity, and Net Income and per share information are the amounts Attributable to ORIX Corporation.

4.	Summary of Business Being Succeeded Due to the Company Split

(1) Description of the Business Being Succeeded

        The mortgage banking (so called “ORIX Flat 35”) business operated by ORIX

(2) Result of Operation (As of March 31, 2017) of the Business Being Succeeded

        Sales Amount 749 million yen

(3) Item of Succeeding Assets and Debts and its Amount

(Millions of yen)

Assets		Debts
Item of Account	Amount	Item of Account	Amount
Floating Assets	2,815	Floating Debts	2,815
Fixed Assets	0	Fixed Debts	0
Total	2,815	Total	2,815
*	Amounts of succeeding assets and debts above are the estimates as of today and there are possibilities that the amounts may change.

5.	Situation after the Company Split

There will be no change in the company name, location of head office, name and title of the representatives, principal lines of business, paid-in capital or fiscal year after the Company Split.

6.	Future Outlook

The effect of the Company Split on ORIX’s consolidated financial results will be negligible as this is a Company Split with its wholly owned subsidiary.

7.	Other Necessary Matters for investors to understand and judge the corporate information properly

The Company Split shall be subject to approval of Japan Housing Finance Agency to the transfer of the Business.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 - March 31, 2017